SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: September 6, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On September 3, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing the delivery of the Nave Alderamin, a new building MR2 product tanker vessel of 49,998 dwt, from a South Korean shipyard. The Nave Alderamin has been chartered out to a counterparty for six months at a rate of $13,163 net per day plus 50% profit sharing based on a formula. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On September 5, 2013, Navios Acquisition issued a press release announcing the delivery of the Nave Constellation, a new building chemical tanker of 45,281 dwt, from a South Korean shipyard. The Nave Constellation has been chartered out to a counterparty for two years at a rate of $14,869 net per day, plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $16,088 net per day, plus 50% profit sharing. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

FLEET

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)	Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,850	50%/50%	May 2014
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,850(3)	50%/50%	November 2013
Nave Cosmos	Chemical Tanker	2010	25,130	12,188	50%/50%	August 2014
Nave Polaris	Chemical Tanker	2011	25,145	12,188	50%/50%	July 2014
Shinyo Splendor	VLCC	1993	306,474	38,019	None	May 2014
Nave Celeste	VLCC	2003	298,717	42,705	None	December 2016
C. Dream	VLCC	2000	298,570	29,625	50% above $30,000	March 2019
					40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $54,388	June 2025
					40% above 59,388
					50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $54,388	June 2026
					40% above $59,388
					50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	13,825(4,10)	None	July 2014
Bull	MR2 Product Tanker	2009	50,542	13,825(4,10)	None	July 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000(5)	100% up to $15,000	November 2014
					50% above $15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850(6)	90% up to $15,000	January 2015
					50% above $15,000
Nave Atria	MR2 Product Tanker	2012	49,992	13,331(7)	50% /50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	11,850	50% /50%	February 2014
Nave Cetus	LR1 Product Tanker	2012	74,581	11,850	50% /50%	April 2014
Nave Aquila	MR2 Product Tanker	2012	49,991	13,331(7)	50% /50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	13,331(8)	50% /50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	74,673	11,850(3)	50% /50%	February 2014
Nave Orion	MR2 Product Tanker	2013	49,999	13,331(8)	50% /50%	March 2016
Nave Atropos	LR1 Product Tanker	2013	74,695	11,850(3)	50% /50%	April 2014
Nave Titan	MR2 Product Tanker	2013	49,999	13,825(9)	50% /50%	June 2016
Nave Equinox	LR1 Product Tanker	2007	50,922	Repositioning Trip
Nave Capella	MR2 Product Tanker	2013	49,995	13,825(10)		July 2014
Nave Pulsar	LR1 Product Tanker	2007	50,922	Repositioning Trip
Nave Universe	Chemical Tanker	2013	45,513	14,869(11)	50% /50%	July 2015
Nave Constellation	Chemical Tanker	2013	45,281	14,869(11)	50% /50%	September 2015
Nave Alderamin	MR2 Product Tanker	2013	49,998	13,163	50%/50%	March 2014
Shinyo Navigator	VLCC	1996	300,549	Repositioning Trip
Owned Vessels to be Delivered
TBN	MR2	Q3 2013	47,999
TBN	MR2	Q4 2013	47,999
TBN	MR2	Q3 2013	50,000	15,356(12)
TBN	MR2	Q1 2014	50,000	14,319(13)	50%/50%
TBN	MR2	Q3 2014	50,000	14,319(13)	50%/50%
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000	14,319(13)	50%/50%
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Charterer’s option to extend the charter for 6 months at same rate.
(4)	Following the default of their charterer in July 2013, the charter contracts of the two MR2 product tankers, the Buddy and the Bull, have been terminated and the vessels have been re-chartered to a third party for a one year period. As a result of the charter termination, the Company revised the remaining useful life of the related favorable leases and an amount of $1.6 million has been accounted for as accelerated amortization in the second quarter of 2013 while the remaining $2.4 million will affect the results of the third quarter of 2013.
(5)	Charterer’s option to extend the charter for 1+1 years at $13,000 net 1st optional year plus 100% profit up to $16,000 plus 50% profit sharing above $16,000; $14,000 net 2nd optional year plus 100% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(6)	Charterer’s option to extend the charter for 1+1 years at $11,850 net 1st optional year plus 90% profit up to $16,000 plus 50% profit sharing above $16,000; $11,850 net 2nd optional year plus 90% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for 1+ 1 years at $14,566 net 1st optional year plus profit sharing; $15,553 net 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.
(8)	Charterer’s option to extend the charter for 1 year at $14,813 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(9)	Charterer’s option to extend the charter for 1 year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(10)	Charterer’s option to extend for 1 year at $14,813 net per day.
(11)	Charter duration two years. Charterer’s option to extend for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.
(12)	Charter duration four years, rate can reach a maximum of $20,745 net per day calculated basis a specific world scale formula. Both rate and ceiling increase by 2% annually.
(13)	Charter duration two years. Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: September 6, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 3, 2013

99.2	Press Release dated September 5, 2013